Exhibit 99.16

JamesHardie™

James Hardie Industries plc
1st Floor, Block A,
One Park Place,
Upper Hatch Street, Dublin 2,
D02 FD79, Ireland

T: +353 (0) 1 411 6924
F: +353 (0) 1 479 1128

11 July 2025

The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Substantial Holding Notice

As required under ASX Listing Rule 3.17.3 please see attached copy of the substantial holding notice received by James Hardie on 10 July 2025.

Regards

Aoife Rockett

Aoife Rockett
Company Secretary

This announcement has been authorised for release by the Company Secretary, Ms Aoife Rockett.

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.
Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Howard Heckes (USA), Gary Hendrickson (USA), Persio Lisboa (USA), Renee Peterson (USA), John Pfeifer (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Jesse Singh (USA), Nigel Stein (UK).
Chief Executive Officer and Director: Aaron Erter (USA)
Company number: 485719
ARBN: 097 829 895

UBS Group AG Postfach 8098 Zürich Tel. +41-44-234 11 11 Group Shareholder Reporting Group Compliance, Regulatory & Governance www.ubs.com Dear Sir/Madam, In accordance with the provisions under Part 17 of the 2014 Irish Companies Act we write to inform you that at close of business on 03rd July 2025, UBS Group AG holdings fell below 3% of the issued share capital and of the total voting rights relating to ISIN IE000R94NGM2. Please do not hesitate to contact Ewa Zajac on +41-44-239 36 56 if you have any queries. Yours faithfully, UBS Group AG Ewa Zajac Konstantina Georgaki Associate Director Director Strictly Confidential Level 20, 60 Castlereagh Street Sydney NSW 2000 10th July, 2025 NOTICE OF NOTIFIABLE INTEREST IN RELEVANT SHARE CAPITAL OF JAMES HARDIE INDUSTRIES PLC (THE “COMPANY”) IN FULFILMENT OF AN OBLIGATION ARISING UNDER CHAPTER 4 OF PART 17 OF THE COMPANIES ACT 2014